[redacted]

13013072

SEC Mail Processing Section

FEB 27 2013

Washington DC 401

AB 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-36814

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Avanti Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22 St. Clair Avenue East, Suite 1700
(No. and Street)

Toronto	Ontario, Canada	M4T 2S3
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dawn Rosen (416-413-6058)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

111 North Orange Avenue, Suite 1600	Orlando	Florida	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

EM 3/8/13

OATH OR AFFIRMATION

I, Donald E. Loeb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Avanti Securities Corporation, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

AVANTI SECURITIES CORPORATION

Financial Statements and Schedule

December 31, 2012 and 2011

(With Independent Registered Public Accounting Firm's Report Thereon)

AVANTI SECURITIES CORPORATION

Table of Contents

KPMG LLP
Suite 1600
111 North Orange Avenue
PO Box 3031
Orlando, FL 32802-3031

Report of Independent Registered Public Accounting Firm

The Board of Directors
Avanti Securities Corporation:

We have audited the accompanying financial statements of Avanti Securities Corporation, which comprise the statement of financial condition as of December 31, 2012 and 2011, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Avanti Securities Corporation as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Schedules I, II and III required by Rule 17a-5 under the Securities Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the schedules has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the schedules is fairly stated in all material respects in relation to the financial statements as a whole.

KPMG LLP

February 19, 2013
Orlando, Florida
Certified Public Accountants

AVANTI SECURITIES CORPORATION

Statements of Financial Condition

December 31, 2012 and 2011

Assets		**2012**	**2011**
Cash	$	31,383	29,571
Prepaid expenses		8,440	8,287
Investment securities		7,566	7,389
Total assets	$	47,389	45,247
Liabilities and Stockholders' Equity			
Liabilities:			
Accounts payable and accrued expenses	$	5,800	5,700
Total liabilities		5,800	5,700
Stockholders' equity:			
Common stock, $0.10 par value. Authorized 1,000,000 shares; 10,000 issued and outstanding shares		1,000	1,000
Additional paid-in capital		108,809	108,809
Accumulated deficit		(68,220)	(70,262)
Total stockholders' equity		41,589	39,547
Total liabilities and stockholders' equity	$	47,389	45,247

See accompanying notes to financial statements.

AVANTI SECURITIES CORPORATION

Statements of Operations

Years ended December 31, 2012 and 2011

		2012	2011
Revenue:			
Miscellaneous (note 4)	$	20,000	40,000
Unrealized gain on trading securities		177	252
Dividends		78	—
Interest		12	17
Total revenue		20,267	40,269
Expenses:			
Commissions		—	15,000
Taxes and licenses		9,004	9,134
Professional		8,263	6,336
Insurance		883	883
Other		75	75
Total expenses		18,225	31,428
Net income	$	2,042	8,841

See accompanying notes to financial statements.

AVANTI SECURITIES CORPORATION

Statements of Stockholders' Equity

Years ended December 31, 2012 and 2011

		Common stock	Additional paid-in capital	Accumulated deficit	Total stockholders' equity
Balances at December 31, 2010	$	1,000	108,809	(79,103)	30,706
Net income		—	—	8,841	8,841
Balances at December 31, 2011		1,000	108,809	(70,262)	39,547
Net income		—	—	2,042	2,042
Balances at December 31, 2012	$	1,000	108,809	(68,220)	41,589

See accompanying notes to financial statements.

AVANTI SECURITIES CORPORATION

Statements of Cash Flows

Years ended December 31, 2012 and 2011

		2012	2011
Cash flows from operating activities:			
Net income	$	2,042	8,841
Adjustments to reconcile net income to net cash provided by operating activities:			
Unrealized gain on securities		(177)	(252)
Changes in operating assets and liabilities:			
Prepaid expenses		(153)	523
Accounts payable and accrued expenses		100	600
Net cash provided by operating activities		1,812	9,712
Cash and cash equivalents at beginning of year		29,571	19,859
Cash and cash equivalents at end of year	$	31,383	29,571

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

(a) General

Avanti Securities Corporation (the Company) was incorporated in 1986 under the laws of the State of Georgia. The Company is organized as a securities broker-dealer firm and is owned 50% by Avanti Development Corporation and 50% by Loeb (U.S.) Corporation. The primary securities activity in which the Company has been involved has been sales of limited partnership interests in which the Company's stockholders serve as general partners. The Company does not hold customer securities.

(b) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

As of December 31, 2012 and 2011 there were no such uncertain tax positions that would fall under the requirements of Financial Accounting Standards Board Accounting Standards Codification (FASB ASC) 740, *Income Taxes*.

(c) Investment Securities

Investment securities at December 31, 2012 and 2011 consist of equity securities. The Company classifies its equity securities as trading securities, and its marketable equity securities have readily determinable fair values. Trading securities are recorded at fair value and unrealized holding gains and losses on trading securities are included in earnings.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(2) Income Taxes

At December 31, 2012 and 2011, the Company has federal and state operating loss carryforwards of $45,870 and $47,692, respectively. The carryforward losses will expire in years 2023 through 2031. The Company's operating loss carryforwards give rise to a deferred tax asset, all of which is offset by a valuation allowance. In assessing the realizability of its deferred tax asset, management considers whether it is more likely than not that some portion or all of the deferred tax asset will not be realized. The ultimate realization of the Company's deferred tax asset is dependent upon the generation of future taxable income prior to the expiration of the operating loss carryforwards. Based upon the level of historical taxable

(Continued)

income and projections for future taxable income over the expiration period of the operating loss carryforwards, management does not believe that it is more likely than not that the Company will realize the benefits of the operating loss carryforwards and accordingly, has recorded a valuation allowance equal to the tax effect of its operating loss carryforwards.

(3) Fair Value Measurements

The Company applies the guidance in FASB ASC Topic 820 for fair value measurements of financial assets and liabilities. Topic 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which a fair value measurement in its entirety falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The Company's investment securities that are measured at fair value on a recurring basis at December 31, 2012 are classified as level 1 in the fair value hierarchy.

(4) Related Party Transactions

At December 31, 2012 and 2011, the Company received $20,000 from a transaction with an affiliate of the Company's stockholders.

(5) Broker-Dealer Regulation of the Securities Exchange Act

The Company is subject to the Securities Exchange Act of 1934's uniform net capital rule (Rule 15c3-1). The rule provides that a broker-dealer is to have and maintain net capital of not less than $5,000 if it does not receive funds, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers. As of December 31, 2012, the Company's net capital was $32,014 and its excess net capital was $27,014. The Company is exempt from customer reserve requirements and from providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exemptive provisions of paragraph (k)(2)(i).

(Continued)

(6) Subsequent Events

The Company has evaluated subsequent events through February 19, 2013, the date of issuance of the accompanying financial statements.

AVANTI SECURITIES CORPORATION

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2012

Net Capital

Total stockholders' equity	$	41,589
Deductions and/or charges:		
Nonallowable assets:		
Prepaid expenses		8,440
Net capital before haircuts on securities		8,440
Haircuts on securities:		
Trading and investment securities		1,135
Total nonallowable assets		9,575
Net capital		32,014

Computation of Basic Net Capital Requirement

Minimum net capital required of reporting broker or dealer		5,000
Excess net capital	$	27,014
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital requirement	$	26,014
Aggregate indebtedness	$	5,800
Percentage of aggregate indebtedness to net capital		18.1%

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

Note: The above computation does not differ materially from the computation of net capital under Rule 15c3-1 as of December 31, 2012 filed by Avanti Securities Corporation in its Form X-17a-5, Part II.

AVANTI SECURITIES CORPORATION

Schedule II – Computation for Determination of Reserve Requirements for Broker-Dealers Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company carries no margin accounts and has no customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i).

AVANTI SECURITIES CORPORATION

Schedule III – Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2012

The Company carries no margin accounts and has no customers and therefore is exempt from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i).

KPMG LLP
Suite 1600
111 North Orange Avenue
PO Box 3031
Orlando, FL 32802-3031

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
Avanti Securities Corporation:

In planning and performing our audit of the financial statements of Avanti Securities Corporation (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

KPMG

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 19, 2013
Orlando, Florida
Certified Public Accountants